Mail Stop 3561

May 2, 2007

Via U.S. Mail

Mr. Dara Khosrowshahi
Chief Executive Officer
Expedia, Inc.
3150 139th Avenue SE
Bellevue, Washington 98005

> **RE:** **Expedia, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 000-51447**

Dear Mr. Khosrowshahi:

We have reviewed your response letter dated April 25, 2007 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis, page 29
Results of Operations, page 36
Operating Income, page 39

1.   We note your response to prior comment number three. In future filings, please revise your notes to the financial statements and disclosures within MD&A, where appropriate, to discuss in greater detail the facts and circumstances surrounding the material change in estimated forfeiture rates during fiscal 2005 which resulted in the recognition of a cumulative benefit of $43.4 million within the income statement. Specifically, you should discuss the forfeiture rates used prior and subsequent to the "Spin-off" and the reasons for the significant decrease in such rates. Please note that we would expect your revised disclosure to be similar in detail as provided in your response to us.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters..

Sincerely,

Linda Cvrkel
Branch Chief